Confidential Treatment
Requested by JPMorgan Chase & Co.

August 9, 2012

Ms. Suzanne Hayes
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     JPMorgan Chase & Co.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 29, 2012
Form 10-Q for Fiscal Quarter Ended March 31, 2012
Filed May 10, 2012
Forms 8-K Filed July 13, 2012
File No. 001-05805

Dear Ms. Hayes:

We are in receipt of the letter dated July 25, 2012 to Douglas L. Braunstein, Executive Vice President and Chief Financial Officer of JPMorgan Chase & Co. (“JPMorgan Chase” or the “Firm”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the above-referenced filings.

Certain confidential portions of this letter were omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the portions so omitted. Pursuant to the provisions of 17 C.F.R. §200.83, we have separately submitted a copy of this letter containing the redacted portions of this letter with the Staff and have requested confidential treatment for the redacted portions of this letter.

To assist in your review of our responses to the comments set forth in the Staff's letter, we have set forth below in full the comments contained in the letter, together with our responses.

Please note that the Firm has also filed an amended quarterly report on Form 10-Q/A for the quarter ended March 31, 2012, to reflect the restatement of its 2012 first quarter financial statements. The disclosures made in response to the Staff's comments, as outlined in this letter, have been made in the Quarterly Report on Form 10-Q for the period ended June 30, 2012 ("Second Quarter Form 10-Q"), which was filed on the same day as the amended first quarter report. References in this letter to the "First Quarter Form 10-Q" mean the Quarterly Report on Form 10-Q for the period ended March 31, 2012 as originally filed ("First Quarter Form 10-Q") and not the amended report.

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Form 10-K for Fiscal Year Ended December 31, 2011
Risk Management, page 15
JPMorgan Chase's framework for managing risks may not be effective…, page 15

1.     We note from your disclosure provided with your Forms 8-K on July 13, 2012 that management has evaluated risk procedures in place within your Chief Investment Office and concluded that certain risk management practices were ineffective. Beginning with your next Form 10-Q, please revise your risk factor disclosure to discuss the risks presented by the recent trading losses within your Chief Investment Office and the shortcomings identified with respect to your risk management strategies.

The Firm has included a risk factor relating to risk management deficiencies in its Second Quarter Form 10-Q. Please see Part II, Item 1A: Risk Factors, “JPMorgan Chase's framework for managing risk and risk management procedures and practices may not be effective in mitigating risk and loss to the Firm” on page 220 of the Second Quarter Form 10-Q.

Item 9A: Controls and Procedures, page 20

2.     Given the Item 4.02 Form 8-K filed on July 13, 2012 and the risk management and controls issues identified through your internal investigation into the trading losses within the Chief Investment Office, please provide us with your analysis as to how you concluded that your internal controls over financial reporting were effective as of December 31, 2011.

In light of the determination that a material weakness existed at March 31, 2012 in the Firm's internal control over financial reporting, management of the Firm deemed it appropriate to also assess, as part of its internal review, the internal control over financial reporting for the Chief Investment Office ("CIO") valuation control process for the synthetic credit portfolio as of December 31, 2011.
The Firm performed its assessment of the effectiveness of its internal control over financial reporting based upon the COSO framework.
The Firm analyzed the CIO valuation control process for the synthetic credit portfolio, and assessed the design and operating effectiveness of the various control elements comprising the valuation control process at December 31, 2011 in order to determine if there was a deficiency in the design or operating effectiveness of the valuation control process at such date. The assessment was done on a granular level, assessing each of the control elements comprising the valuation control process, in order to conservatively assess the design and operating effectiveness of the valuation control process at such date.
The assessment noted that there was a material difference in the size and characteristics of the synthetic credit portfolio during the first quarter of 2012. [Redacted]

Management's Discussion and Analysis, page 64
Risk Management, page 125

3.     We refer to your disclosure that “Risk Management coordinates and communicates with each line of business through the line of business risk committees and chief risk officers…” and

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note that various committees “meet frequently” to discuss and consider risk issues. Please revise your disclosure in future filings to explain in greater detail Risk Management's, the individual business lines' and the various committees' responsibilities for communicating risks and maintaining risk governance.

In addition to the information on the overall Risk Management structure, including its organization and committee structure, which has been included in the “Risk Management” section of the Firm's prior Form 10-K and Form 10-Q's, the Firm has provided on pages 64-66 of its Second Quarter Form 10-Q additional disclosures concerning the line of business risk committees, how information flows from those committees to the Firmwide Risk Committee, as well as how information is communicated to the Board's Risk Policy Committee. In addition, as reflected on pages 101-102 of the Second Quarter Form 10-Q, and discussed in response to Comment 4 below, additional disclosures regarding the manner by which market risk limits are established and reviewed, and how breaches are communicated to senior management, which are relevant to how risks are communicated within the Firm, have also been included in the Second Quarter Form 10-Q. Additional information related to risk governance changes are noted in "Recent Developments" on pages 10-11 of the Second Quarter Form 10-Q.

4.     In future filings, please expand your disclosure in this section to clearly explain your policies in the event of a risk limit breach. For example, please disclose how breaches in risk limits are reported to Risk Management, senior management and the Board of Directors, and by whom. To the extent that your policies for reporting differ depending on the severity of the breach, please explain.

The Firm has included the requested information in an expanded “Risk monitoring and control” section in the Second Quarter Form 10-Q, which contains a subsection entitled “Limits.” As reflected on pages 101-102 of the Second Quarter Form 10-Q, that section explains the purpose of risk limits, how they are set, how they are reviewed and what occurs when those limits are exceeded. The Board's Risk Policy Committee does not approve limit breaches, although it reviews periodic reports of breaches and reviews Firmwide limits. See “Risk Management” section on pages 64-66 of the Second Quarter Form 10-Q.

5.     We note from your disclosure in Exhibit 99.3 furnished with your Form 8-K on July 13, 2012 that you have implemented several changes to the risk management structure within your Chief Investment Office. In future filings, please revise this section to explain material risk governance changes that you have made.

The Firm has included the requested information in an expanded “Risk Management” section in the Second Quarter Form 10-Q, which contains a subsection entitled “Internal review of CIO's synthetic credit portfolio.” As reflected on page 66 of the Second Quarter Form 10-Q, that section discusses several of the changes to the CIO risk management structure, including, among other items, establishing the joint Treasury-CIO-Corporate Risk Committee co-chaired by CIO's Chief Risk Officer and the Firm's Chief Investment Officer. Additional enhancements are noted in “Recent developments” on pages 10-11 of the Second Quarter Form 10-Q.

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Country Risk Management, page 163
Selected European Exposure, page 164

6.     We note your response to comment three of our letter dated April 17, 2012 and we continue to believe that providing a further breakout of the individual countries, as well providing both the gross amounts for your lending activities and your credit default swaps, provides appropriate transparency to your Selected European country disclosures. Please address the following regarding the disclosure around your Country Risk Management, including your Selected European exposure, in future filings:

•	Please provide a breakout of your Ireland, Portugal, and Greece exposures to provide greater transparency around your activities in each of these individual countries.

The Selected European exposure table on page 104 of the Second Quarter Form 10-Q provides details regarding the Firm's direct exposure to each of these countries at June 30, 2012.

•	For your lending activities, please provide the gross amount prior to the deduction of the allowance for loan losses to supplement your presentation of the net amount after allowance for loan losses.

To supplement the Firm's presentation of its lending exposures, footnote (a) to the Selected European exposure table on page 104 of the Second Quarter Form 10-Q clarifies that the amounts presented are net of the allowance for credit losses specifically attributable to these countries of $136 million (Spain), $67 million (Italy), $2 million (Ireland), $18 million (Portugal) and $24 million (Greece).

•
We note your disclosure regarding your credit default swaps including both the gross notional and fair value. In future filings, please provide this information on a country-by-country basis, preferably included in the table on page 165 to provide greater transparency around your activities in each of these individual countries.

As requested by the Staff, the Firm will endeavor to enhance its disclosures further in future filings beginning with its Form 10-Q for the quarter ended September 30, 2012 to provide relevant information related to the Firm's credit derivatives, country-by-country, on a gross basis (purchased and sold).
[Redacted]
In the Second Quarter Form 10-Q, the Firm has continued to provide information regarding the gross notional and fair value of purchased and sold single-name credit derivatives in the aggregate for the five countries. The Firm believes this provides financial statement users information regarding the level of activity that comprises the Firm's net protection purchased as included in the Selected European exposure table. In addition, the Firm enhanced its disclosures regarding the effect of credit derivatives on its Selected European exposure on page 105 provide country-level information regarding net purchased protection from credit derivatives included in the “Trading” column in the Selected European exposure table, as well as specific information on the synthetic credit portfolio held by CIO.

•
We also note your disclosure that you have offset portfolio hedges against your European exposures. It is not clear from these disclosures what makes up the amounts in this column. Do they represent just single name CDS purchased and sold on European sovereigns, or do they also

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include credit indices, and other types of credit protection other than single name CDS? Do the amounts included represent your total net hedging positions or do they take into account how effective these portfolio hedges are in actually mitigating your country-specific exposure?

The “Portfolio hedging” column reflects the Firm's Credit Portfolio Management activities, which include both single-name and index credit derivatives and short bond positions on sovereign and non-sovereign exposures as noted. [Redacted] The Firm enhanced its disclosures on page 105 the Second Quarter Form 10-Q as follows to clarify these activities:
"Credit Portfolio Management activities are shown in the “Portfolio hedging” column in the table above and primarily represent single-name credit derivatives, as well as a more limited amount of index credit derivatives and short bond positions used to mitigate the credit risk associated with traditional lending activities and derivative counterparty exposure."
The amounts included in the summary table represent the net purchased protection of these activities measured under the Firm's internal risk reporting methodology. The Selected European exposure table measures all amounts (exposures and hedges) by considering the Firm's risk to an immediate default of the counterparty or obligor, consistent with the Firm's internal country risk reporting methodology. Therefore, the amounts presented do not contemplate the likelihood of default or the potential for ineffectiveness of the Firm's hedges. The Firm acknowledges the potential for ineffectiveness on page 105 of the Second Quarter Form 10-Q:
"The effectiveness of the Firm's CDS protection as a hedge of the Firm's exposures may vary depending upon a number of factors, including the contractual terms of the CDS."

Notes to Consolidated Financial Statements, page 182
Note 3 - Fair value measurement, page 184

7.     We note your response to comments five and six of our letter dated April 17, 2012. However, it is not clear from the proposed disclosure in your response that inventory that is not subject to fair value hedge accounting is carried at lower of cost or market. In future filings, disclose the fact that not all of your physical commodities are carried at fair value. Please disclose the amount of inventory that are carried at market value, or if the difference between “market value” and “fair value” is immaterial, disclose that fact. Please briefly disclose your reasons for including all of the physical commodities in the fair value hierarchy table.

As noted in the Firm's response to Comment 4 in our letter to the Staff dated May 2, 2012, the primary difference between “fair value” and “market value” as defined in the accounting literature relates to the treatment of transaction costs; however, transaction costs for the Firm's physical commodity positions are either not applicable or are an immaterial component of the asset's overall fair value.  The Firm uses the term “fair value” throughout its financial statements and, to avoid confusion for users of our financial statements regarding the technical and nuanced difference between “market value” and “fair value” in US GAAP, which is not significant in this circumstance and is unlikely to be appreciated by most financial statement users, we have referred to these positions being recorded at the lower of cost or fair value. We believe, given the immateriality of transaction costs to the Firm's physical commodity position, this is an appropriate way to reference the valuation of such commodities.

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In addition, as noted in our response to Comment 4 in our letter to the Staff dated May 2, 2012, we believe that presenting physical commodities in the fair value hierarchy table is the most meaningful presentation for financial statement users, given the significance of the balance carried at fair value due to hedge accounting. We also believe that this disclosure provides information that is comparative to the Firm's primary U.S. competitors in the commodities business, which we understand have been permitted to carry physical commodities inventory at fair value on the balance sheet with gains and losses reported in net income (and therefore report their physical commodity inventory in the fair value hierarchy table).

At the Staff's request the Firm further enhanced its disclosures on page 122 of the Second Quarter Form 10-Q to provide a more precise understanding to financial statement users and to clarify the inclusion of physical commodities in the fair value hierarchy table as follows:

"Physical commodities inventories are generally accounted for at the lower of cost or market.  "Market" is a term defined in U.S. GAAP as not exceeding fair value less costs to sell ("transaction costs"). Transaction costs for the Firm's physical commodities inventories are either not applicable or immaterial to the value of the inventory. Therefore, market approximates fair value for the Firm's physical commodities inventories.  When fair value hedging has been applied (or when market is below cost), the carrying value of physical commodities approximates fair value, because under fair value hedge accounting, the cost basis is adjusted for changes in fair value. For a further discussion of the Firm's hedge accounting relationships, see Note 5 on pages 136-144 of this Form 10-Q.  To provide consistent fair value disclosure information, all physical commodities inventories have been included in each period presented."

Definitive Proxy Statement on Schedule 14A filed April 4, 2012
Compensation Discussion and Analysis, page 15
Long-standing recovery provisions, page 24

8.     We note from your disclosure provided on July 13, 2012 that you have determined to claw back compensation from Chief Investment Office management with responsibility over the synthetic credit portfolio. Please provide expanded disclosure in future filings that explains in greater detail the process by which you determine to claw back compensation. Please explain the extent to which the Compensation & Management Development Committee (or another committee) is responsible for claw back decisions and clarify the role of the Board of Directors (e.g., must the Board review every claw back decision?). Please also clarify whether any of your policies relating to compensation recovery have changed as a result of the recent events with your Chief Investment Office.

[Redacted]

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Form 10-Q for Fiscal Quarter Ended March 31, 2012
Management's Discussion and Analysis, page 3
Business Segment Results, page 14
Treasury and CIO, page 33

9.    Tell us and revise your future filings to more clearly disclose how your synthetic credit portfolio is reflected in the amounts presented in this section. Please similarly address your disclosure on pages 54 and 59.

The synthetic credit portfolio held by CIO incurred losses of $4.4 billion and $5.8 billion for the three and six months ended June 30, 2012, respectively (as restated).
In the Second Quarter Form 10-Q, the impact of the synthetic credit portfolio on the Firm's results of operations is disclosed for both the three months and six months ended June 30, 2012 in the following sections:

•	Business Overview (pages 6-9)

•	Recent developments (pages 10-11)

•	Consolidated Results of Operations (pages 13-15)

•	Corporate/Private Equity (pages 49-52)

•	Market Risk Management - Second quarter and year-to-date 2012 VaR results (pages 98-99)

•	Country Risk Management - Selected European exposure (pages 104-105)

•	Note 5, Derivative instruments (pages 136-144)

•	Note 6, Noninterest revenue (page 144-145)

In addition, in the Wholesale Credit Portfolio section on pages 74-81:

•
the Firm has clarified that the synthetic credit portfolio held by CIO is not a component of the Firm's Credit Portfolio Management activities, which are undertaken to mitigate the credit risk associated with traditional lending activities (loans and unfunded commitments) and derivatives receivables in the Firm's wholesale businesses.

•
the derivative receivables related to the synthetic credit portfolio are also included in the “Credit exposure” column of the wholesale credit exposures industry table on pages 76-77. They are reported in “Banks and finance companies" because counterparties to all such derivative receivables are either financial institutions or the ICE clearing house.

In Note 5 - Derivative instruments on pages 136-144, the Firm clarified that the synthetic credit portfolio held by CIO is included in the "Gains and losses on derivatives related to market-making activities and other derivatives" category. It also clarified that the synthetic credit portfolio is included in the credit derivatives tables on pages 143 and 144.

Market Risk Management, page 73
Value-at-risk, page 73

10.     We note your disclosure that your VaR model is continuously evaluated and enhanced in response to changes in the composition of your portfolios, changes in market conditions and dynamics, improvements in modeling techniques, system capabilities, and other factors. Please respond to the following and expand your disclosure in future filings as appropriate:

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•	Tell us the number of different VaR models that are used to determine your total trading VaR as disclosed here, and discuss the drivers regarding the need to use multiple different models.

The Firm has one overarching VaR model framework used for risk management purposes across the Firm, which utilizes historical simulation. Historical simulation is based on data for the previous 12 months. The framework's approach assumes that historical changes in market values are representative of the distribution of potential outcomes in the immediate future. VaR is calculated assuming a one-day holding period and an expected tail-loss methodology, which approximates a 95% confidence level.

Underlying the overall VaR model framework are individual VaR models that simulate historical market returns for individual products and/or risk factors. As part of the Firm's risk management framework, daily comprehensive VaR model calculations are performed for businesses, whose activities give rise to market risk, to capture the material market risks. The Firm currently has approximately [Redacted] VaR models that are used for specific positions and portfolios to calculate the market value changes or daily simulated profit and loss of those positions and portfolios. These VaR models are granular and incorporate numerous risk factors and inputs to simulate daily changes in market values over the historical period; inputs are selected based on the risk profile of each portfolio.

It is necessary to have multiple VaR models in order to appropriately simulate daily historical changes in market values across the Firm's different products and portfolios. This is because simulated daily market values are driven by risk factors unique to and inherent in a particular product or portfolio, and the markets in which they are traded. For example, sensitivities and historical time series used to generate daily market values may be different for different products or within the different risk management systems.

[Redacted]

•
Tell us how the results of the respective VaR models used are aggregated to arrive at your total trading VaR as well as the individual market risk categories disclosed. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.

VaR provides a consistent framework to measure risk profiles and levels of diversification across product types. As noted above, the overall VaR model framework used to calculate VaR for the Firm assumes a one-day holding period and an expected tail-loss methodology, which approximates a 95% confidence level. The VaR model results across all portfolios are aggregated at the Firm level in order to aggregate the components of price risk into a single quantitative measure of the potential loss to the Firm over a specified time horizon. To do this, the results of the simulated changes in market value for each position are aggregated across portfolios for each ordered day of the historical period (the last 264 trading days) using a simple linear summation, and then the average of the 33 worst daily market value changes is taken to calculate the overall VaR for the Firm.  This captures the aggregate diversification effect within the entire Firm. The aggregate diversification effect within the entire Firm's portfolio is a result of how much correlation exists across products and assets types. Therefore, the reported total Firm VaR is less than the sum of the VaR for IB trading and credit portfolio and Total other VaR (which includes CIO and Mortgage Production and Servicing VaR) due to portfolio diversification.

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The same methodology as described above is also used to calculate VaR at the line of business level and for each individual market risk category.

•
Tell us the extent to which the VaR models used for regulatory capital purposes are the same as the VaR models used for your market risk disclosures. To the extent that certain of the models used for each purpose differ, please tell us the drivers behind those differences.

The Firm calculates a daily aggregate VaR in accordance with regulatory rules, which is used to derive the Firm’s regulatory VaR based capital requirements. This regulatory VaR model framework currently assumes a ten business day holding period and an expected tail loss methodology, which approximates a 99% confidence level. This is different from the VaR model framework used for internal risk management purposes, which, as noted above, assumes a one day holding period and an expected tail loss methodology, which approximates a 95% confidence level.

In addition to the difference in the VaR model framework, regulatory VaR models are also applied to somewhat different position populations when compared to the Firm's internal risk management VaR. Regulatory VaR is applied to “covered positions” as defined by the Market Risk Rule, consisting of all positions classified as trading, as well as all foreign exchange and commodity positions, whether or not in the trading account.  Certain of these positions (for example, net investment foreign exchange hedging) are not included in the Firm's internal risk management VaR, while the Firm's internal risk management VaR includes some positions, such as the credit valuation adjustment on derivatives ("CVA") and its related credit hedges that are not included in Regulatory VaR.

On page 97 of the Second Quarter Form 10-Q, the Firm enhanced its disclosures to address the differences between VaR models used for internal risk management purposes and those used for regulatory capital purposes.

•
Discuss the process and validation procedures in place prior to implementing significant model and assumption changes, and explain the extent to which these validation processes may vary across your company. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.

The following discusses our current policies and procedures regarding implementing significant model and assumption changes. The Second Quarter Form 10-Q (see pages 101-102) includes additional detail about risk management implementation, based on portions of the following discussion. In addition, see Recent developments on pages 10-11, for information on remedial changes and other enhancements being made resulting from the Firm's overview of CIO activities related to the synthetic credit portfolio.

VaR models are owned by the line-of-business aligned market risk management functions, which report to the Chief Risk Officer. As owners of the VaR models, market risk management is responsible for the development, implementation, and testing, as well as referral of models to the Model Review Group (within the Model Risk and Development Group) for review and approval. Once VaR models have been approved, the model owners are required to maintain a robust operating environment and to monitor and evaluate the performance of VaR models on an ongoing basis. It is also the responsibility of market risk management, as model owners, to enhance VaR models in response to changes in the portfolios and for

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changes in product and market developments, as well as improvements in available modeling techniques and systems capabilities, and to submit such enhancements to the Model Review Group for review.

The Model Review Group reports within the Model Risk and Development Group, which in turn reports to the Chief Risk Officer. The Model Review Group is independent of the VaR model owners and is responsible for reviewing and approving a wide range of models including risk management, valuation and certain regulatory capital models used by the Firm.

The VaR model reviews conducted by the Model Review Group consider a number of factors about the model’s suitability for measurement of VaR for a particular product or risk factor. The factors consider, among other things, whether the model accurately reflects the characteristics of the instruments and their significant risks as well as the selection and reliability of model inputs.

When reviewing a VaR model, the Model Review Group analyzes and challenges the model methodology and the reasonableness of model assumptions and may perform or require additional testing, including back-testing of model outcomes.

Under the Firm’s model risk policy, new significant risk management and regulatory capital models, as well as major changes to such models, are required to be reviewed and approved by the Model Review Group prior to implementation into the operating environment. In addition, previously approved models are reviewed and re-approved periodically. The Model Review Group performs an annual firmwide model risk assessment where developments in the product or market are considered for each model to determine whether it must be reviewed.

When changes in VaR models are proposed for implementation, market risk management will produce parallel model runs of the new model. While the parallel runs are generally performed only for a small set of sample days, they enable market risk management and the line of business to determine the effect the changed model will have on VaR reported by the Firm and for the line of business proposing to use the new model. In select cases, further backtesting of a new model may also be required by the Model Review Group as part of the model validation process to evidence that the model accurately reflects all risks inherent in the product or portfolio.

The Firm has also enhanced oversight of implemented models, including establishing a new team alongside the Model Review Group to review model usage and soundness of the model operational environment.

In the event that the Model Review Group does not approve a model, escalation to senior management is required and the model owner is required to remediate the model within a time period as agreed upon with the Model Review Group. The model owner is also required to resubmit the model for review and to take appropriate actions to mitigate the model risk in the interim. The actions taken will depend on the model that is disapproved and may include, for example, limitation of trading activity. The Firm also ensures that there are other appropriate risk measurement tools in place to augment the model that is subject to remediation, such as economic-value stress testing, non-statistical risk measures, loss advisories and revenue drawdowns and risk identification for large exposures.

In limited circumstances, exceptions to the Firm's model risk policy may be granted by the Model Review

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Group to allow a model to be used prior to review or approval. Such exceptions have been applied to a small number of models and, where this is the case, compensating controls similar to those above have been put in place.

•
To the extent that all or some of your VaR models used for your market risk disclosures are different than those used to calculate regulatory capital, please tell us whether the model review process and model oversight processes are the same for both. As part of your response, please clarify when approval is required from any of your regulators regarding VaR model changes.

The model review and model oversight processes are the same for VaR models used for both internal risk management purposes and VaR models used for regulatory capital purposes.  The Firm has enhanced its disclosures on model review changes on pages 101-102 in the Second Quarter Form 10-Q.

Approval is required by regulators for significant VaR model changes affecting regulatory capital calculations pursuant to the bank regulatory "Market Risk Rule".

•
Given that your VaR models are evolving over time, tell us how you consider when disclosure is required under Item 305(a)(1)(iii)(4) of Regulation S-K regarding model, assumptions, and parameter changes.

Item 305(a)(4)  of Regulation S-K requires VaR model disclosure if registrants change “key model characteristics, assumptions and parameters used in providing quantitative information about market risk” and “if the effects of any such change is material [emphasis added]".

As noted on page 74 of the Quarterly Report on Form 10-Q for the period ended March 31, 2012 (the "First Quarter Form 10-Q"),  the Firm's VaR models are continuously evaluated and enhanced to reflect changes in the composition of the Firm's portfolios, market conditions, improvements in modeling techniques, system capabilities and other factors. When the Firm modifies one of  its VaR models (or the inputs to a model), part of the validation  process is to generally run parallel testing for a small set of sample days to compare results between the “new” model and the “old” model. In this way, the Firm can validate how well the new model is predicting  possible losses relative to the predictions of possible losses provided by the old model.  It also allows the Firm to assess the degree to which the new model will affect reported VaR results.

During the third quarter of 2008, the  Firm changed its methodology from reporting its VaR based on a 99%  to a 95% confidence level. This change in methodology involved changes in assumptions that produced material changes in  the quantification of VaR. Accordingly, pursuant to Item 305(a)(4), the Firm disclosed the key assumption changes between the two models.  (It also provided, for several quarters, complete tabular VaR information and (where possible) a histogram  under each methodology. See each of the Firm's quarterly and annual filings commencing with the Firm's Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008  through and including  its Annual Report on Form 10-K for the year ended December 31, 2009.)

The Firm will continue to monitor future changes in its VaR models to assess whether  any  such changes would require disclosure under Item 305(a)(4), and will make appropriate disclosures, as required.

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Note 3 - Fair value measurement, page 91

11.     You disclose that you have a well established policy of determining fair value, and you also disclose that you have a price verification group that is independent from your risk taking function. With respect to your valuation process, please address the following in your response as well as your future filings:

For the Staff's information, following is background information regarding the Firm's assets and liabilities held at fair value on a recurring basis.

Total assets and liabilities carried at fair value on a recurring basis, principally including derivatives and securities, totaled $843 billion and $211 billion, respectively, at June 30, 2012.

[Redacted] the below discussion focuses on the composition of the IB's and CIO's portfolios, as we believe these are the most useful for an understanding of the Firm's application of fair value measurements.

Portfolio composition
The CIO invests in high quality securities to achieve the Firm's asset-liability management objectives. The IB is a market maker in both securities and derivatives and generally does not hold large net open risk positions. Accordingly, the CIO holds a large portfolio of securities that differs substantially in size from the more limited holdings of the IB.

[Redacted]

•	Describe the process for determining the fair values that are ultimately used in the financial statements.

Following is a description of the key steps that the Firm undertakes in the determination of fair value, with particular focus on the IB and the CIO. The processes applied to instruments classified in level 1 and level 2 of the fair value hierarchy, as well as the process applied to the instruments classified as level 3, are as addressed below.
In addition to instruments that are measured at fair value on a recurring basis, the Firm had $2.6 billion of assets measured at fair value on a nonrecurring basis at June 30, 2012. Based on the materiality of the balance, this population has not been addressed in the Firm's response. Also not addressed in the response are those financial instruments that are not carried on the balance sheet at fair value, but for which the fair value is disclosed, including the retained loan portfolio and long-term debt (excluding structured notes).

Step 1- Initial Fair Value Estimate
The "front office" (i.e., the trading desk or the risk taking function that manages the positions) has responsibility for marking the Firm's instruments to fair value on a regular basis; the front office responsibilities extend to instruments classified in all levels of the fair value hierarchy. The front office marks are estimated using available market-based information, including recent transaction data, price quotations, and other valuation inputs. These front office marks form the foundation for the Firm's estimates of fair value and the daily profit and loss reporting.

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For certain instruments where automated data feeds of pricing information are available on a continuous basis, an independent valuation control group (see discussion below) may approve the feed to serve as the basis for the valuation.

Step 2- Valuation Control
The IB and CIO Valuation Control Groups (VCG) are control functions within Finance that are independent of the risk taking function, and are responsible for independent price verification and the determination of valuation adjustments necessary to ensure positions are recorded at fair value.

Independent price verification
The price verification process is designed to ensure that valuations in the IB and CIO are subject to independent review. VCG verifies front office marks by evaluating independently derived market data, prices and valuation input parameters, where available. Pricing sources utilized by VCG include consensus pricing (e.g., Markit, Totem), vendor pricing, dealer quotes, and recent transaction prices, among other sources. VCG is responsible for determining and approving the most appropriate data to be used for price verification for each product. The specific data used in the price verification by VCG varies based on the judgment of VCG and the availability of data sources.
When comparing front office marks against available independent external pricing information there may be variations in price due to the information being provided by various market participants that can be driven by a number of factors, including:

•	The level of access to transaction information and other market data based on the degree of the market participant's activity.

•	Underlying market liquidity for a specific product.

•	The nature of the pricing provided based on indicative or executable quotes.
[Redacted]
For instruments classified in level 3 of the fair value hierarchy, see the response included below.

Valuation Adjustments
VCG is responsible for determining any adjustments that may be required, based on market conditions and other specific facts and circumstances, to ensure that the Firm's positions are recorded at fair value. Judgment is required to assess the need for valuation adjustments to appropriately reflect counterparty credit quality, the Firm's creditworthiness, liquidity considerations, unobservable parameters and, for certain portfolios that meet specified criteria, the size of the net open risk position. The determination of such adjustments follows a consistent framework across the Firm.

The Firm enhanced its disclosures regarding the valuation process as part of the qualitative discussion on page 119 of the Second Quarter Form 10-Q.

•
Are the prices that are ultimately used to determine fair value always supplied by the traders or other risk-taking functions within the organizations and then subsequently verified by the independent pricing group?

For the IB and CIO, the initial fair value estimate is provided by the front office or is obtained directly from an external source approved by VCG. Regardless of the process to source the data, the front office

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has responsibility for the estimate and its price estimates are subject to the aforementioned price verification process.

•	What percentage of prices are verified?

All valuations are verified regardless of level, however, the verification process will differ depending on the availability of pricing information:

•	For level 1 instruments, prices are directly verified to independent sources.

•
For level 2 instruments, prices are verified to independent sources; in some cases, this verification may use quoted prices for similar assets and liabilities. Where valuations are based on models and the inputs to those models are observable, the inputs are verified to independent market data.

•	For level 3 instruments, independent data is not available for one or more significant input to the valuation; therefore, alternative validation processes are applied on these unobservable input(s).

•	For prices that cannot be independently corroborated, what is your process to ensure that the prices used are appropriate?

The Firm uses models to value certain financial instruments that cannot be valued using quoted prices. These valuation models are subject to the same model review and approval process that is described in the response to Comment 10.

Where one or more significant valuation inputs cannot be validated independently, VCG will employ one or more of the following techniques to verify the appropriateness of the unobservable input (observable inputs for level 3 instruments are subject to the same verification process as applied to level 1 or level 2 inputs, as described above). The specific technique applied will depend on the nature of the instrument and the availability of the independent data, and may include (but is not limited to) one or more of the following:

•	Evaluating the limited market activity including client unwinds.

•	Benchmarking of valuation inputs to those for similar instruments.

•	For structured instruments, decomposition of the valuation into individual components.

•	Comparing expected to actual cash flows.

•	Review of detailed profit and loss components, which are analyzed over time.

•	Review of trends in collateral valuation.

•	Larger, more complex holdings are subject to additional levels of management review.

For the information of the Staff, level 3 instruments held outside of the IB and CIO principally include mortgage servicing rights (MSRs) and private equity investments. The estimates of fair value reflect the different types of information available, as follows:

•
The Firm estimates the fair value of MSRs using an option-adjusted spread model, which projects MSR cash flows over multiple interest rate scenarios, then discounts these cash flows at risk-adjusted rates that reflect an appropriate return. The model considers portfolio characteristics, contractually specified servicing fees, prepayment assumptions, delinquency rates, late charges and other ancillary revenue and costs to service, and other economic factors. On a quarterly basis, the

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Firm formally reviews the model-based valuation comparing the estimates and assumptions to observable market data and industry benchmarking information where available, and also considers recent market activity, actual portfolio experience and input sensitivity. In addition, changes to the model or assumptions used are reviewed with senior management, risk management and the finance team prior to implementation.

•
The Firm estimates the fair value of private equity investments based on the unique facts and circumstances for each investment. The initial valuation estimates are prepared by the investment manager responsible for the investment, according to established guidelines, and typically use market multiples and discounted cash flow analyses, adjusted as appropriate. Each valuation estimate and its basis is documented and subject to a review by a private equity valuation committee.

•	Is the independent verification process only for Level 3 instruments or for all fair value measurements?

The independent verification process is applied to instruments across all three levels of the fair value hierarchy. As discussed above, the specific procedures differ based on the type of available independent information. For example, for some securities classified within level 1 or level 2, the price verification may be performed by comparing the data provided by the front office to a feed from a second independent pricing source. To the extent that a pricing input on a level 3 instrument can be corroborated to independent data it will be; otherwise alternative techniques will be applied as discussed above. The verification process for level 3 instruments is typically subject to a heightened level of scrutiny and judgment due to the fact that one or more significant inputs are not observable, as discussed above.

•
Describe the extent to which your valuation policy is consistent across your various business lines/segments, regardless of business purpose (market making versus investments). If the polices are different across the firm, explain both the business reasons and your basis under GAAP for this inconsistency.

The Firm has a single firm-wide fair value measurement policy that applies to all lines of business and corporate functions. The individual lines of business and corporate functions have responsibility for developing valuation processes and procedures specific to their underlying business activities and products and that comply with the firm-wide policy.

[Redacted]

As previously described for IB and CIO, the foundation of the valuation process is the same for each line of business and Corporate function. Valuations start with the front office estimate of fair value; such estimates are then subject to a VCG price verification process; and, finally VCG assesses the need for valuation adjustments based on market conditions and other specific facts and circumstances. The IB and CIO have access to the dealer market (CIO bilaterally with dealers and the IB often through inter-dealer brokers), and therefore consider information from that common principal market in valuing financial instruments that trade in the dealer market.

[Redacted]

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12.     We note your disclosure on page 97 that there are adjustments made to the fair value for a variety of factors including liquidity. Tell us the instruments for which you have made liquidity adjustments, the amount of such adjustments, your basis for the adjustment, and how you considered guidance in ASC 820-10-35-36B with respect to these adjustments.

The Firm considers liquidity adjustments to be those adjustments necessary to adjust an initial valuation estimate to the most appropriate point within the bid-offer spread, considering all available market information, and to appropriately consider less observable valuation parameters. The vast majority of the Firm's liquidity adjustments relate to complex and/or less liquid derivative instruments, where the liquidity adjustments are intended to adjust the front office's initial fair value estimate to an appropriate exit price. [Redacted]

Liquidity adjustments are consistent with the concepts in ASC 820-10-35-54C and 54D, which note that prices obtained from less active markets may require adjustments. Liquidity adjustments are often calculated considering estimated bid-offer spreads or the dispersion of consensus market data (standard deviation of prices or parameters). Other factors such as statistical or historical analysis, trade price history or volatility, or benchmarking the estimated value to that observed on similar but more liquid instruments, may be used depending on the instrument or market.

Liquidity adjustments relate to instruments classified as either level 2 or level 3 under the fair value hierarchy. When evaluating the amount of the Firm's liquidity adjustments, it is important to also consider the scale of the Firm's portfolios, which include $56.8 billion of trading assets classified in level 3 and $1,854 billion of trading assets classified as Level 2 as of June 30, 2012.

Liquidity adjustments reflect current market conditions, and not the size of the Firm's own position as referenced in ASC 820-10-35-36B (although the Firm notes that in certain cases where specified criteria are met, valuations are estimated considering the size of the net open risk position, consistent with the unit of account at the portfolio level, as addressed in ASC 820-10-35-18G).

The Firm believes that there may be differences in practice among industry participants regarding which type of adjustments are labeled "liquidity adjustments" (versus bid-offer adjustments, parameter adjustments, etc.). However, we believe that the concept of liquidity adjustments is common among financial institutions as a mechanism to adjust initial valuation estimates to appropriate final estimates.

13.     It appears from your fair value hierarchy disclosures that the majority of your credit derivatives are Level 2. Please address the following regarding your credit derivatives in your synthetic credit portfolio in your CIO office:

•	Tell us the level in which you have classified these instruments in the fair value hierarchy as well as your basis for including the item in that particular level.

The credit derivatives in the synthetic credit portfolio held by CIO were classified in level 2 of the fair value hierarchy as of March 31, 2012. [Redacted]

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ASC 820-10-35-48 defines level 2 positions as including:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Inputs other than quoted prices that are observable for the asset or liability

•	Market-corroborated inputs
The synthetic credit portfolio held by CIO comprised index credit derivatives (credit derivatives that reference a specified index or portfolio of reference obligations), as well as tranche index credit derivatives (credit derivatives that reference a specific tranche (for example, 0-3%) of the losses experienced in a specified index). The fair values of the index and tranche credit derivatives are verified using readily available observable prices derived from Markit and Totem (independent third party data providers that report consensus mid-market price information using submissions from major dealers) and quoted market prices from dealers, which represent observable inputs. Based on this information, the Firm concluded that the inputs used in the valuation of these index CDS positions represented level 2 inputs.
[Redacted]

•
Tell us if there were any adjustments made for liquidity or any other adjustments made to the fair value of these positions. If so, tell us how you consider whether the adjustment is significant to the overall fair value measurement for purposes of classification in the fair value hierarchy.

[Redacted]
The Firm evaluated these liquidity adjustments relative to the price sensitivity of the underlying instruments. We note that for an instrument such as a bond, a simple comparison of the adjustment to the current carrying value is appropriate. However, such a comparison is less relevant for a derivative instrument because for derivatives with a fair value at or near zero, even a small liquidity adjustment may be a quantitatively large percentage of the position's current fair value, although it may actually be an insignificant component of the factors that influence the derivative's fair value.
[Redacted]

14.     We note that you disclose on page 98 that for Corporate debt securities, obligations of U.S. states and municipalities, and Other, “price” is an unobservable input. Please revise your disclosure in future filings as follows:

•
In both your qualitative disclosure of valuation techniques as well as your tabular quantitative disclosures, each time you disclose price as an unobservable input revise to clarify whether you are using comparable prices for similar instrument (market comparables) or prices/quotes from third-party pricing services/brokers (vendor prices).

As at June 30, 2012, approximately $3.5 billion (or 18%) of instruments within the caption “Corporate debt securities, obligations of U.S. states and municipalities, and other” include price as a significant unobservable input. This balance includes securities issued by non-U.S. corporates and sovereigns, auction rate securities issued by U.S. municipalities and certain illiquid trading loans, where the convention is to refer to price as opposed to yield because of common market practice or because market price is significantly below par. Such instruments are largely valued using comparable prices for similar

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instruments, adjusted for the specific attributes of the instrument being valued.

Accordingly, on page 123 of the Second Quarter Form 10-Q, the Firm revised its disclosures to include the following as a footnote to the level 3 input table:

"Approximately18% of instruments in this category include price as an unobservable input. This balance includes certain securities and illiquid trading loans, which are generally valued using comparable prices for similar instruments."

•
It appears that a yield may have been considered in coming up with the price for various financial instruments. If so, please disclose in future filings the yield or implied yield from the financial instrument as a significant unobservable input, or tell us why such disclosure is not appropriate or meaningful.

In the level 3 input table the Firm uses the term "discount rate" to mean an estimate of the current market interest rate used to determine the present value of future cash flows in order to arrive at fair value for a security or loan. The discount rate takes into account the time value of money and the risk or uncertainty of the anticipated future cash flows. The term "yield" is commonly used to mean the discount rate at which the net present value of all future cash flows from a security equals the current market price of the security. Given the similar meaning of the two terms, for some products it is common for market participants to use them interchangeably.

Commencing with the Second Quarter Form 10-Q, the Firm has revised its disclosures to refer to yield as opposed to discount rate in the level 3 input table.

15.     We note your disclosure on page 99 about the impact of a change in an unobservable input on the fair value measurement and the interrelationship of unobservable inputs. It appears that your disclosure is very general and does not discuss specific instruments. Please revise your disclosure in future filings by providing more granular disclosures in this area (e.g., separately disclose the impact that a change in each unobservable input would have on the fair value of the instrument). Such information can continue to be included as part of your qualitative discussion or incorporated into your quantitative tabular disclosure of Level 3 valuation techniques through the use of footnotes or the addition of another column.

The Firm enhanced its disclosures to address in greater detail the impact of changes in the most significant unobservable inputs as part of the Firm's qualitative discussion on pages 123-124 of the Second Quarter Form 10-Q.

16.    We note your disclosures about the fair value of financial instruments that are not carried on the Consolidated Balance Sheet at fair value as required by ASC-820-10-50-10. In future filings, please provide a breakout of the fair value hierarchy, similar to the presentation you have for your assets and liabilities measured at fair value on a recurring basis, as such disclosure provides greater transparency compared to providing only footnotes as to the category to which these line items predominately belong.

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The Firm has included a breakout of the fair value hierarchy for financial instruments that are not carried at fair value on the balance sheet in Note 3 on page 132 of the Second Quarter Form 10-Q.

17.     In light of the significant ranges presented in your table of Level 3 inputs on page 98, please revise to your presentation in future filings to include a column quantifying the weighted average input values to supplement the ranges provided. Please refer to ASC 820-10-55-103 for guidance.

The example in ASC 820-10-55-103 refers to a table that a reporting entity "might" disclose to comply with the requirements in ASC 820-10-55-1 and ASC 820-50-2(bbb). The Firm did not interpret that guidance to require disclosure of the weighted average of the range of significant unobservable inputs used in determining the fair value of level 3 instruments. It is the Firm's understanding that many of our comparable peer institutions are also not disclosing weighted averages, and the Firm's belief that this is principally due to the complexity associated with arriving at a weighed average, particularly for derivatives.

However, at the Staff's request, the Firm plans to provide a weighted average for the currently disclosed input ranges for cash instruments, commencing in its Form 10-Q for the quarter ended September 30, 2012. This will allow time to establish the appropriate operational processes required.

For derivative instruments, the Firm will initiate a project to assess the feasibility of providing weighted averages for the range of significant unobservable inputs or a relevant alternative metric. [Redacted]

Note 5 - Derivative instruments, page 103

18.     We note your disclosures around your derivatives gains and losses not designated as hedging instruments on page 107. You also note that these disclosures do not include derivatives used in market-making activities or to manage enterprise risk exposures. Please address the following in your response as well as in your future filings:

•	Clarify the extent to which these disclosures include the credit derivatives in the synthetic credit portfolio in your CIO office.

The referenced table on page 107 of the First Quarter Form 10-Q does not include gains and losses on the synthetic credit portfolio held by CIO. The gains and losses on these positions are included in the table that presents principal transactions revenue by underlying type of risk exposures on page 110 in Note 6-Noninterest revenue. Note 5 (underneath the table page 107) references the reader to Note 6 for information on trading revenue. The Firm clarified these disclosures in the Second Quarter Form 10-Q, as noted in our response to the last bullet in this comment.

•	If not, discuss your reasons for not including these derivatives in this table.

Since the implementation of Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities, the Firm has consistently differentiated gains and losses related to (i) derivatives that qualify and are designated as accounting hedges pursuant to ASC 815; (ii) a limited population of derivatives that are used to manage the risks of specified assets (but are not

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designated as accounting hedges pursuant to ASC 815) and (iii) derivatives not designated as accounting hedges and that are used for other purposes, including market making, risk management related to market making, risk management that is not linked to specific assets, and other derivatives. Because the derivatives in the synthetic credit portfolio were not linked to a specific asset or assets, the synthetic credit portfolio did not meet the Firm's criteria for inclusion in the table on page 107 of the First Quarter Form 10-Q.

In the Second Quarter Form 10-Q, the Firm has continued to present the synthetic credit portfolio in a manner consistent with prior periods. The Firm has also increased the transparency of the location and amount of gains and losses related to the portfolio, as further detailed in our response to the last bullet in this comment.

•	Identify whether there are any collateral arrangements for credit derivatives in your CIO synthetic credit portfolio, and if so, disclose how much cash or other collateral you have posted.

[Redacted]

•	Identify the collateral posting triggers for these contracts, including the extent to which such triggers are only credit-related.

[Redacted]

ICE Clear entities have the flexibility under ICE Clear rules to require additional margin, limit incremental positions and take necessary action in the event of a deterioration in the credit profile of members. The precise action to be taken by ICE Clear would be determined by ICE Clear. ICE Clear has developed a framework to monitor the creditworthiness of members whereby it uses a variety of factors (including external ratings as one of the inputs) to assign a “score” to members. A change in credit score beyond a pre-defined threshold would likely result in action by ICE Clear, which may include the requirement of additional margin.

•
In future filings, please expand the disclosure in your derivatives footnote to clarify which tables include the credit derivatives originating in your CIO synthetic credit portfolio, since currently it is difficult to tell which tables include these amounts and which tables exclude them.

Commencing with the Second Quarter Form 10-Q, the Firm has revised its disclosures to include references throughout Note 5 - Derivative instruments clarifying where the gains/losses related to derivatives, including the synthetic credit portfolio, can be found. In addition, the Firm added a summary table on page 136 of the Second Quarter Form 10-Q to guide the reader to the location of disclosures regarding the Firm's various uses of derivatives.

The introduction to the table summarizing "Gains and losses on derivatives used for specified risk management purposes", and a footnote to that table referencing the location of further information has been added. In addition, a reference to the location of gains and losses related to the synthetic credit portfolio has been added to the section titled, "Gains and losses on derivatives related to market-making activities and other derivatives," as follows:

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Introduction to table ("Gains and losses on derivatives used for specified risk management purposes")
The following table presents pretax gains/(losses) recorded on a limited number of derivatives, not designated in hedge accounting relationships, that are used to manage risks associated with certain specified assets and liabilities, including certain risks arising from the mortgage pipeline, warehouse loans, MSRs, wholesale lending exposures, AFS securities, foreign currency-denominated liabilities, and commodities-related contracts and investments.

Footnote to table
Relates to credit derivatives used to mitigate credit risk associated with lending exposures in the Firm's wholesale businesses, and single-name credit derivatives used to mitigate credit risk arising from certain AFS securities. These derivatives do not include CIO's synthetic credit portfolio or credit derivatives used to mitigate counterparty credit risk arising from derivative receivables, both of which are included in gains and losses on derivatives related to market-making activities and other derivatives below. Gains and losses were recorded in principal transactions revenue.

"Gains and losses on derivatives related to market-making activities and other derivatives"
The Firm makes markets in derivatives in order to meet the needs of customers and uses derivatives to manage certain risks associated with net open risk positions from the Firm's market-making activities, including the counterparty credit risk arising from derivative receivables. These derivatives, as well as all other derivatives (including the CIO synthetic credit portfolio) that are not included in the hedge accounting or specified risk management categories above, are included in this category. Gains and losses on these derivatives are recorded in principal transactions revenue. See Note 6 on pages 144-145 of this Form 10-Q for information on principal transactions revenue.

In addition, the Firm has enhanced its disclosures regarding principal transactions revenue in Note 6 to further clarify the presentation of amounts of gains and losses related to the synthetic credit portfolio. The introduction to the table disclosing principal transactions revenue by major underlying risk exposures has been revised and a footnote to the table has been added, as follows:

Introduction to table
Principal transactions revenue includes realized and unrealized gains and losses recorded on derivatives, other financial instruments, private equity investments, and physical commodities used in market-making and client-driven activities.

In addition, principal transactions revenue also includes certain realized and unrealized gains and losses related to hedge accounting and specified risk management activities disclosed separately in Note 5, including: (a) certain derivatives designated in qualifying hedge accounting relationships (primarily fair value hedges of commodity and foreign exchange risk), (b) certain derivatives used for specified risk management purposes, primarily to mitigate credit risk, foreign exchange risk and commodity risk, and (c) other derivatives, including the synthetic credit portfolio held by CIO. See Note 5 on pages 136-144 of this Form 10-Q for information on the income statement classification of gains and losses on derivatives.

Footnote to table
Includes losses of $4.4 billion and $5.8 billion on the synthetic credit portfolio for the three and six months ended June 30, 2012, respectively. In June 2012, CIO identified a portion of the synthetic

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credit portfolio that aggregated to a notional amount of approximately $12 billion; subsequent losses of $240 million are included in these amounts.

Note 24 - Business Segments, page 163

19.     We note your disclosure that effective January 1, 2012 you revised the capital allocated to certain businesses, reflecting additional refinement of each segment's Basel III Tier 1 common capital requirements and balance sheet trends. We also note from your disclosure on page 123 of your 10-K that equity for a line of business represents the amount that you believe the business would require if it were operating independently, incorporating sufficient capital to address regulatory capital requirements (including Basel III Tier 1 common capital requirements), economic risk measures, and capital levels for similarly rated peers. Please tell us and revise your disclosure in future filings to address the following:

•
Explain how the carrying values of your reporting units are determined for purposes of performing your goodwill impairment analysis. In this regard, clarify whether you are using an economic capital approach for this purpose.

The carrying values of the Firm's reporting units are based on allocated equity capital.

The Firm's method for determining reporting units' carrying values begins with the line of business equity amounts (LOB equity). LOB equity primarily considers stand-alone peer comparisons and regulatory capital requirements under Basel III, although economic risk capital is also considered. LOB equity is the amount of common equity required such that after applying the regulatory capital rules (including risk weightings of assets and deductions from common equity), each line of business meets an appropriate Tier 1 common ratio target. LOB equity includes capital to cover, among other things, goodwill and other intangibles recorded at the line of business.

Each line of business then allocates equity to its reporting units on a basis similar to that described above. Additional capital is also allocated to each reporting unit related to goodwill amounts that are maintained in Corporate.

In addition to the Firm's lines of business, the Firm also allocates capital to its corporate functions, including the Chief Investment Office and Treasury, in a similar manner by considering the assets and activities of those functions. [Redacted]

The Firm clarified its method to determine the carrying value of its reporting units on page 185 of the Second Quarter Form 10-Q as follows:

"The Firm uses the reporting units' allocated equity plus goodwill capital as a proxy for the carrying amounts of equity for the reporting units in the goodwill impairment testing. Reporting unit equity is determined on a similar basis as the allocation of equity to the Firm's lines of businesses, which primarily considers stand-alone peer comparisons and regulatory capital requirements (under Basel III), although economic risk capital is also considered. Proposed line of business equity levels are incorporated into the Firm's annual budget process, which is reviewed by the Firm's Board of Directors. Allocated equity is further reviewed on a periodic basis and updated as needed."

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•
To the extent the total capital allocated to your reporting units is more or less than the total shareholder's equity of the company, please quantify such amount and explain how you account for any difference. In this regard, clarify whether the carrying values assigned to your reporting units are equal to the economic capital determined for each reporting unit or are based on pro rata allocations of total shareholders' equity based on your economic capital model.

[Redacted]

•	Clarify the extent to which the capital allocations determined for each of your reporting units are reviewed by your Board of Directors or banking regulators.

Line of business equity is reviewed by the Board of Directors as part of the Firm's annual budget process.
Regulatory supervisors evaluate the Firm's overall capital adequacy in relation to the risk profile of the Firm and do not necessarily evaluate capital adequacy at the individual line of business level.

•
To the extent that you do not allocate the individual assets and liabilities to your reporting units for purposes of determining the carrying value of the reporting unit, please expand the discussion in your critical accounting estimates disclosure to explain your methodology for doing so. Please also discuss how you would perform Step 2 of the goodwill impairment test under your methodology should you be required to proceed to Step 2.

The Firm's lines of business and Corporate functions do have identifiable assets and liabilities that they manage, and those assets and liabilities are attributed to the respective lines of business. Any difference between the reporting unit's net assets (considering its identified/attributed assets and liabilities) and its allocated equity represents an intercompany funding asset and/or liability. Reporting unit assets and liabilities, including any intercompany funding asset or liability, would be used to perform any required Step 2 of the goodwill impairment test should the Firm be required to proceed to Step 2.

Line of Business Metrics, page 172

20.     We note that The Federal Reserve Bank of New York sponsored a Task Force on
Tri-Party Repo Infrastructure Reform to examine the risks in the tri-party repo market and make recommendations for addressing those risks. On page 173, you disclose that your tri-party repo business activities are included in your Treasury & Securities Services segment. To help us understand the impact that the Task Force recommendations will have on your business activities and results of operations and to enhance the transparency of your disclosure, please revise your future filings to address the following:

•	Please expand your disclosure to quantify your involvement in the tri-party repo market in dollars and as a percent of market share.

The Firm enhanced its disclosure in the Second Quarter Form 10-Q to describe the risks in the U.S. tri-party repurchase business as requested by the Staff in the fourth bullet of this comment.  We have also included the following disclosure in Note 21, "Off-balance sheet lending-related financial instruments, guarantees, and other commitments" on page 194:

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"In addition, the Firm acts as a clearing and custody bank in the U.S. tri-party repurchase transaction market. In its role as clearing and custody bank, the Firm is exposed to intra-day credit risk of the cash borrowers, usually broker-dealers; however, this exposure is secured by collateral and typically extinguished through the settlement process by the end of the day. For the three months ended June 30, 2012, the tri-party repurchase daily balances averaged $352 billion."
[Redacted]

•	Disclose any specific recommendations that, once implemented, could materially impact your current or future financial condition, results of operations, or cash flows.

[Redacted] the Firm has included a risk factor disclosing the credit and other risks of the tri-party repo business and the efforts to mitigate those risks with implementation of the Task Force recommendations. See the Firm's response to the last bullet point below.

•	Discuss your timeline for implementation and whether there are any regulatory ramifications if recommendations are not implemented by a certain date.

The Firm's timeline for implementation of Task Force deliverables is as follows:

•
In the fourth quarter of 2012, the amount of intra-day credit will be reduced by removing non-maturing tri-party repos and by implementing intra-day securities-for-securities substitution for tri-party repos that contain General Collateral Finance (GCF) collateral.

•	In the second half of 2013, the Firm intends to achieve the target state of tri-party repo market reform, including:

◦	Capping the provision of tri-party repo related credit (which would be committed) to no more than 10% of dealers' tri-party books

◦	Allowing GCF repos to settle within a batch model, which eliminates the need for incremental credit for collateral sourced from Fixed Income Clearing Corporation ("FICC")

◦	Implementing a transparent, rules-based settlement process if tri-party repo maturities cannot occur in an initial batch

◦
Implementing a legal framework for simultaneous exchange of cash and collateral, which will allow the operational process for settling both new and maturing repos to occur without the need for clearing bank credit

Failure to meet the implementation dates stated in our plan could result in the Federal Reserve Board taking supervisory action against us.

•
Revise your risk factors in your Form 10-K (Item 1A) to discuss the risk exposures surrounding your tri-party repo business activities and the specific recommendations you plan to implement to reduce such exposures and the timing of the implementation.

[Redacted] as requested by the Staff, we have included a risk factor disclosing the credit and other risks of the U.S. tri-party repo business and the efforts to mitigate those risks with implementation of the Task Force recommendations. The new risk factor is included in Item 1A - "Risk Factors" on page 221 in the Second Quarter Form 10-Q as follows:

"JPMorgan Chase's role as a clearing and custody bank in the U.S. tri-party repurchase business exposes it to credit risks, including intra-day credit risk.

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Financial services institutions are interrelated as a result of market-making, trading, clearing, counterparty, or other relationships. The Firm routinely executes transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, mutual and hedge funds, and other institutional clients. The Firm is a market leader in providing clearing, custodial, and prime brokerage services for financial services companies. In addition, the Firm acts as a clearing and custody bank in the U.S. tri-party repurchase transaction market. Many of these transactions expose the Firm to credit risk in the event of a default by the counterparty or client and, in the case of its role in the U.S. tri-party repurchase business, can expose the Firm to intra-day credit risk of the cash borrowers, usually broker-dealers; however, this exposure is secured by collateral and typically extinguished through the settlement process by the end of the day. The Firm actively participated in the Tri-party Repo Infrastructure Reform Task Force sponsored by the Federal Reserve Bank of New York, which issued recommendations to modify and improve the infrastructure of tri-party repurchase transactions in order to, among other things, mitigate intra-day credit exposure. The Firm has implemented many of the recommendations and intends to implement the intra-day credit recommendations by the end of 2013. As a result, the Firm expects its intra-day credit exposure after implementation of all the Task Force recommendations, to be substantially reduced. Nevertheless, if a broker-dealer that is party to a repurchase transaction cleared by the Firm becomes bankrupt or insolvent, the Firm may become involved in disputes and litigation with the broker-dealer's bankruptcy estate and other creditors, or involved in regulatory investigations, all of which can increase the Firm's operational and litigation costs and may result in losses if the securities in the repurchase transaction decline in value."

Form 8-K filed July 13, 2012
Item 4.02(a) Non-Reliance on Previously Issued Financial Statements…, page 2

21.     You disclose on page three that you restated prior quarter earnings because you were no longer confident that certain marks used to value the Chief Investment Office (CIO) synthetic credit portfolio reflected good faith estimates of fair value at quarter end. With respect to this restatement, please address the following:

•
Please tell us your policy with respect to how you have historically valued positions within the CIO and how this policy compares to your policies for valuing similar positions across the rest of the firm, including in the Investment Bank (IB) segment. Along with discussing your general policy, specifically discuss your policy for determining prices within the bid/offer spread (focusing on illiquid/market with wide bid-offer spreads), and how recent market transactions are taken into account when determining the price.

The synthetic credit portfolio held by CIO comprised index and tranche credit derivatives.[Redacted]

As discussed in the Firm's response to Comment 11, the foundation of the valuation process for the synthetic credit portfolio and other positions in CIO is the same as the valuation process in the IB: valuations start with the front office estimate of fair value; such estimates are then subject to a VCG price verification process; and finally VCG assesses the need for valuation adjustments based on market conditions and other specific facts and circumstances, following a consistent framework.

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More specifically, the valuation of the credit derivatives in the synthetic credit portfolio began with front office estimates that were determined using a variety of market information, including dealer bid-offer quotes, recent transaction prices, market volumes, and short term trends in market prices. Because CIO was an end-user and not a market maker in these products, the front office's market information was primarily in the form of transaction prices and dealer quotes rather than the two-way market flow that would typically be available to market makers.

The CIO VCG independently price tested those marks monthly. CIO VCG obtained prices from third parties, including Markit/Totem and dealer bid-offer quotes. CIO VCG would use this independent data to estimate a mid-market price (the "VCG mid"). In addition, CIO VCG established price testing thresholds as described in the Firm's response to Comment 11. Front office marks outside of this established threshold were adjusted by CIO VCG.

Finally, CIO VCG applied necessary liquidity valuation adjustments against those positions in the portfolio that were deemed to be less liquid.

[Redacted]

In addition, on July 2, 2012, CIO transferred most of the synthetic credit portfolio to the IB. Consequently, going forward, the transferred positions will be subject to the IB valuation process.

•	Please specifically address how such policies functioned with respect to long and short positions, particularly in similar products.

Long and short positions in an identical index or tranche in the synthetic credit portfolio held by CIO were valued at the same price. This is consistent with CIO's experience with respect to transacting at similar price levels for long and short transactions. Long and short positions in similar products are marked to their respective fair values. That is, CIO does not net long and short positions in similar products to identify a net residual "basis" and then attempt to separately value that basis.

•
Tell us the extent to which these policies or their application changed during the recent quarters, specifically addressing both CIO and IB, providing quantification where possible. Clearly define the reasons for any changes, and separately identify any changes that were due to changes in the accounting guidance.

The Firm's policies were consistent during 2011 and year-to-date 2012, except for the clarifications required by Accounting Standards Update (ASU) 2011-4 and subject to the remedial steps referenced below.  The adoption of ASU 2011-4 on January 1, 2012 did not have a significant impact on the Firm's policies or practices.

The application of the Firm's policies also did not change during that period. The Firm acknowledges that there was, as of March 31, 2012, a material weakness with respect to its internal control over financial reporting related to the CIO valuation control process at that date. The Firm does not believe that this material weakness reflects a change in its CIO valuation policies or in their application; rather, the Firm views this deficiency as a lapse in the effectiveness of how those policies are to be applied.  As noted on page 219 of the Second Quarter Form 10-Q, the Firm has taken steps to remediate this deficiency.

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Likewise, the Firm does not believe that the issue it discovered with respect to certain front office marks in the CIO related to the synthetic credit portfolio represents a change in the Firm's valuation policies or their application. As noted below, the Firm determined that certain traders were under pressure from their supervisor to mark positions advantageously, thereby leading to the lapse in integrity with respect to such front office marks.  This issue was not the result of a change in valuation policy, but, rather, a deviation from the Firm's policy, and the individuals involved have been separated from the Firm.

The IB's valuation control process for its positions was not affected by either the material weakness in the CIO valuation control process or by the CIO trader behavior.

•
Tell us how you determined that circumstances where the trader marks were not representative of fair value were isolated to the CIO office and to the synthetic credit portfolio in particular. Clearly explain how you determined that such pricing errors did not and could not occur elsewhere.

The Firm believes that its controls over valuation are designed appropriately and that these controls have generally operated effectively. [Redacted]

•
Tell us the extent to which any adjustments were made by the CIO valuation control group for the positions in question during the recent quarters (prior to the restatement), providing the details for any such adjustments and whether any adjustments were made to the marks later.

As noted above, CIO VCG makes two types of adjustments to the front office marks. These adjustments are each applied during the month-end closing process to individual positions within the synthetic credit portfolio held by CIO:

•
threshold adjustments to address situations where front office marks are determined to be outside of VCG's price testing thresholds. The thresholds consider market bid/offer spreads and are intended to establish a range of reasonable fair value estimates for each relevant position.

•	liquidity adjustments to address positions that are determined to be less liquid, as discussed in the response to Comment 12.
[Redacted]

•
Considering your disclosure that integrity of the trader marks was in question, please provide us with additional details on what led you to believe that the trader marks no longer reflected good faith estimates of fair value.

[Redacted]

•	You disclose that the updated marks for the quarter were based upon external “mid-market” benchmarks. Tell us your process for obtaining these external benchmarks.

The external benchmarks used to determine the updated marks were obtained in the same manner as the external estimates used in CIO VCG's regular price verification process. For index credit derivatives, the external benchmarks were obtained from Markit, a consensus pricing servicing service that obtains price

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quotes from a variety of dealers. For tranche credit derivatives, the external benchmarks were derived using the average of the bid-offer marks from dealer quotes obtained from dealers with whom CIO typically transacted.

•
You have also disclosed on page three that you have adjusted these marks for liquidity considerations. Please tell us the amount and your basis for the adjustment. Tell us how you considered guidance in ASC 820-10-35-36B with respect to these adjustments. Specify whether the original marks for these positions had also been adjusted for liquidity.

[Redacted]

22.     At the bottom of page three, you disclose that the CIO's Value at Risk (VaR) model used independent marks for a majority of the positions in the synthetic credit portfolio and daily trader marks related to a limited number of positions in the portfolio. Please tell us why you used independent versus trader marks for a majority of the VaR model inputs and why you used trader marks for those limited number of positions. It is not clear whether the marks used for your VaR models are the same as the marks used to calculate the fair value amounts in your financial statements, since you indicated earlier that the marks used for financial reporting are based on the traders' reasonable judgment but for VaR model purposes you use independent marks, please clarify. If you do use different marks clearly explain why you would use different marks for your VaR models from the marks used for your financial statement presentation. Discuss the extent to which your various other VaR models use different marks than the marks that are used for your financial statement presentation.

[Redacted]

23.     We note your disclosure that you had determined that a material weakness existed in your internal controls over financial reporting at March 31, 2012. You have also noted that you have taken steps to remediate the internal control deficiencies, and that the material weakness was substantially remediated by June 30, 2012. You disclose on page two that you made the determination on July 12, 2012 that a restatement was necessary. Please tell us when you first identified the issues causing the material weakness and how you determined that you have substantially remediated the issues as of June 30, 2012. Discuss the specific steps you have taken to remediate the issues and the extent of any testing you have performed to support that the controls were operating effectively by June 30, 2012.

As part of management's internal review of the activities related to the CIO synthetic credit portfolio, a new CIO management team was installed in mid-May, including a new Chief Financial Officer and Controller. The new CIO finance management conducted a review of CIO's valuation control process related to the synthetic credit portfolio.  As management identified issues with the process, procedures were enhanced. [Redacted]

As addressed in "Item 4. Controls and Procedures" on page 219 of the Second Quarter Form 10-Q, management has taken steps to remediate the material weakness, including enhancing CIO senior finance management supervision of the valuation control process, implementing more formal reviews of price

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testing calculations, and instituting more formal procedures around the establishment and monitoring of price testing thresholds. These remedial steps were substantially implemented by June 30, 2012. In accordance with the Firm’s internal control compliance program, however, the material weakness designation cannot be closed until the remediation processes have been operational for a period of time and successfully tested. Management currently expects that testing will be completed during the third quarter of 2012.

Form 8-K filed July 13, 2012
Exhibit 99.1 - Earnings Release - Second Quarter 2012 Results
Retail Financial Services, page 5

24.     You disclose on page five that the $1.4 billion reduction in your Retail Financial Services allowance for loan losses was due to lower estimated losses as mortgage delinquency trends continued to improve and, to a lesser extent, a refinement of your incremental loss estimates with respect to certain borrower assistance programs. Given the significant amount of the reduction in the allowance here, in both your response as well as your future filings, please provide a granular level discussion of the positive and negative trends in credit quality that you considered in determining the appropriate level of the reduction in your allowance. Specifically address the nature of, reasons for, and amount resulting from the refinement in your loss estimates related to certain borrower assistance programs.

The $1.4 billion reduction in the Firm's Retail Financial Services allowance for loan losses included a $1.25 billion net reduction in the allowance for the Firm's non credit-impaired (“NCI”) residential real estate portfolio and a $100 million reduction in the allowance for business banking loans. The $1.25 billion net reduction related to the NCI residential real estate portfolio included a $1.53 billion decrease in the formula-based allowance and a $284 million increase in the asset-specific allowance (which relates to loans restructured in TDRs). Predominantly all of the increase in the asset-specific allowance was offset by a corresponding decrease in the formula-based allowance, which occurred as the Firm completed modifications under the global settlement with federal and state agencies, which was announced on February 9, 2012 (the "global settlement"). As these modifications were completed, the Firm established an asset-specific allowance in accordance with ASC 310-40 and, at the same time, reversed the formula-based allowance that was originally established to recognize the impairment of the underlying loans.

In addition to the decrease in the formula-based allowance attributable to completed modifications, the reduction in the formula-based allowance for the NCI residential real estate portfolios also included: i) a reduction of approximately [Redacted] related to the continuing trend of improving delinquencies and charge-offs and, ii) a [Redacted] reduction related to the Firm's refinements of loss estimates that had been recognized in connection with the global settlement. Each of these items is discussed in more detail below.

Continuing trend of improving delinquencies
The [Redacted] allowance reduction includes two separate and distinct items, both of which resulted from the Firm's regular quarterly update of its statistical loss calculation. The statistical calculation is performed for pools of loans with similar risk characteristics and is generally computed by applying expected loss factors to the aggregate balances of the loans outstanding in each pool over an assumed loss

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emergence period. The loss emergence period represents the time period between the date at which the loss is estimated to have been incurred and the ultimate realization of that loss (through recognition of a charge-off).

The first item was a reduction of approximately [Redacted] due to the impact of rolling the loss forecast forward by one quarter. In an improving economic environment, the required allowance will decrease simply because, in updating the expected loss factors for the quarter, the first quarter of the prior loss forecast (which would have a relatively high level of expected losses) is replaced by a new quarter at the far end of the loss emergence period (which would have a relatively low level of expected losses by comparison).

The second item was a [Redacted] reduction attributable to an improvement in actual delinquency rates relative to the level at which delinquency rates were estimated in the prior quarter's loss forecast. When the Firm updates the roll-rate models that it uses to forecast expected charge-offs over the loss emergence period, an improvement in actual delinquency rates relative to those previously forecasted over a sustained period (i.e., at least three months) would typically result in lower expected charge-offs over the future loss emergence period.

The Consumer Credit Portfolio section of the MD&A in the Firm's quarterly filings with the Commission, along with Note 4 - Loans, provide additional information about delinquencies and nonaccrual loans in the consumer, excluding credit card, loan portfolio.

Refinements in loss estimates related to certain borrower assistance programs
The [Redacted] reduction in the allowance attributable to refinements of loss estimates related to certain borrower assistance programs reflects the Firm's revised estimated impact of modifying loans under the global settlement. [Redacted]

Under the Refi Program, the Firm is providing refinancing relief to certain “underwater” borrowers whose loans are owned and serviced by the Firm. The Refi Program allows borrowers who are current on the Firm-owned mortgage loans to refinance their loans and take advantage of the current low interest rate environment. In implementing the Refi Program, lenders were allowed to reduce the interest rate on refinanced loans either for the life of the loan or for five years. In the latter case, the interest rate would revert to the borrower's contractual interest rate that was in effect prior to the refinancing; however, any interest rate increase would be capped at 50 basis points per year.

[Redacted]

The process for determining each of the adjustments described above was fairly mechanical. The Firm does adjust its statistical calculation to take into consideration model imprecision, external factors and current economic events that have occurred but that are not yet reflected in the factors used to derive the statistical calculation, as further discussed on pages 168 and 169 of the Firm's 2011 Annual Report; however, the Firm did not make any material adjustments to this component of the allowance for losses during the second quarter of 2012 based upon its assessment of the positive and negative trends in credit quality that may have an impact on the Firm's NCI residential real estate loan portfolio.

The Firm has included the following disclosure on page 93 of its Second Quarter Form 10-Q:

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"The consumer, excluding credit card, allowance for loan losses decreased $2.4 billion from December 31, 2011, predominantly due to a reduction in the allowance for the non-PCI residential real estate portfolio, predominantly related to the continuing trend of improving delinquencies and nonaccrual loans, which resulted in a lower level of estimated losses based on the Firm's statistical loss calculation. For the three-month period ended June 30, 2012, the consumer, excluding credit card, allowance for loan losses decreased $1.4 billion, predominantly due to a reduction in the formula-based allowance for the non-PCI residential real estate portfolio, which was largely due to an ongoing trend of improving delinquencies and nonaccrual loans that resulted in a lower level of estimated losses based on the Firm's statistical loss calculation. Nonaccrual residential real estate loans peaked at the end of 2010, showed signs of stabilization in 2011, and have declined steadily during the first half of 2012. (The foregoing excludes the impact of performing junior lien home equity loans that are subordinate to senior loans that are 90 days or more past due that have been included as nonaccrual loans beginning in the first quarter of 2012.) Both the three- and six-month periods also included a $488 million reduction attributable to a refinement of the loss estimates associated with the Firm's compliance with its obligations under the global settlement, which reflected changes in implementation strategies adopted in the second quarter of 2012. For additional information about delinquencies and nonaccrual loans in the consumer, excluding credit card, loan portfolio, see Consumer Credit Portfolio on pages 82-92 and Note 13 on pages 153-175 of this Form 10-Q."

Card Services and Auto, page 8

25.     Similarly, during the second quarter of 2012 you reported a $751 million reduction in the allowance for loan losses for Card Services and Auto due to lower estimated losses. Given the significance of this reduction and in light of the previous significant reductions, in both your response and your future filings, please provide a granular disclosure of the factors that resulted in the allowance reduction. As part of your discussion, please clearly address the positive and negative credit quality trends you considered in determining your allowance for this portfolio. For instance, you disclose on page 135 of your Form 10-Q for the quarter ended March 31, 2012 that the allowance coverage as a percentage for impaired credit card loans decreased slightly from 37.8% at December 31, 2011 to 36.8% at March 31, 2012. Discuss the basis for this coverage decrease in the first quarter and address any subsequent changes to the coverage ratio for the second quarter 2012. We also note your statements that further reserve reductions in this portfolio are unlikely. Please discuss in greater detail how the credit quality trends observed support that the credit losses have normalized.

During the second quarter of 2012, the Firm's allowance for loan losses on its credit card portfolio decreased by $752 million. The decrease in the allowance included a $425 million reduction in the asset-specific allowance (which relates to loans restructured in TDRs) and a $327 million reduction in the formula-based allowance.

Of the $425 million reduction in the asset-specific reserve, [Redacted] was attributable to lower volumes of outstanding TDRs, which declined by $730 million in the second quarter of 2012 primarily due to lower enrollments in loan modification programs as the performance of the Firm's credit card borrowers continues to improve. Also, [Redacted] of the allowance reduction was due to a change in the Firm's policy for recognizing charge-offs on restructured loans that do not comply with their modified payment terms; such loans are now charged-off at 120 days past due rather than 180 days past due based upon an

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interpretation of regulatory guidance communicated to the Firm by the banking regulators. This policy change resulted in an acceleration of charge-offs against the allowance in the second quarter of 2012. Finally, [Redacted] of the allowance reduction was attributable to a lower impairment rate on the balance of outstanding TDRs. The loss rate on existing TDRs decreases over time as previously restructured loans season and continue to perform.

The $327 million decline in the formula-based allowance was largely due to a decrease in estimated losses based upon the normal quarterly update of Card Services' statistical loss calculation. Expected losses over the loss emergence period decreased by [Redacted] due to a [Redacted] basis point improvement in the expected average loss ratio over that time period. This decrease was offset by a [Redacted] increase in the allowance due to a slight increase in retained loans outstanding from the first quarter of 2012. The remaining [Redacted]of the reduction was attributable to a decrease in the Firm's existing adjustment to the statistical calculation.

The adjustments to the asset-specific allowance resulted from updating the discounted cash flow model used to measure impairment of TDRs in the Firm's credit card loan portfolio with current period information (principally loan volumes), and the adjustments to the formula-based allowance largely resulted from updating the statistical loss calculation with current period information (e.g., actual delinquency and bankruptcy volumes), which resulted in the decline in expected charge-offs over the estimated loss emergence period. The process for determining each of these adjustments was fairly routine and was based on normal updates to the inputs used in the discounted cash flow model and the statistical loss calculation.

In response to the Staff's observation about the allowance coverage as a percentage of impaired credit card loans, this decrease is attributable to two separate but related factors. First, the volume of new TDRs has decreased. The Firm's historical data indicates that the probability of redefault is relatively high during the first one to two years after a credit card loan is modified in a TDR but then decreases over time as the modified loan seasons and continues to perform. Second, as the volume of new TDRs continues to decrease, a larger portion of the overall portfolio represents loans that have been in modification programs for longer time periods and, as noted above, these seasoned TDRs have lower loss rates. Both of these factors have contributed to, and should continue to contribute to, a declining allowance coverage percentage for the impaired loan portfolio. For the Staff's information, the allowance coverage percentage for the impaired credit card loan portfolio was 34.1% at June 30, 2012.

Regarding the Firm's statements that further reserve reductions are unlikely, such beliefs are predicated on trends that are being evidenced in the credit card portfolio. Because credit card loss rates are at historic lows, the expected average loss ratio over the estimated loss emergence period is presently [Redacted] for the nonmodified loan portfolio. Absent further reductions in these already low estimated loss rates (which currently is not anticipated) or other portfolio changes (e.g., a decrease in loan volumes), it is unlikely that the Firm would further reduce its formula-based allowance. Separately, the Firm expects that Card Services' asset-specific allowance should continue to decline as new volumes of TDRs continue to decrease and existing TDRs continue to perform and/or run-off.

The Firm has included the following disclosure on page 93 of its Second Quarter Form 10-Q:

"The credit card allowance for loan losses decreased by $1.5 billion since December 31, 2011, and by approximately $750 million from March 31, 2012. The decreases in each time period included

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reductions in both the asset-specific allowance and the formula-based allowance. The reductions for both periods in the asset-specific allowance, which relates to loans restructured in TDRs, reflect the changing profile of the TDR portfolio. The volume of new TDRs, which have higher loss rates due to expected redefaults, continues to decrease, and the loss rate on existing TDRs also tends to decrease over time as previously restructured loans season and continue to perform. In addition, effective June 30, 2012, the Firm changed its policy for recognizing charge-offs on restructured loans that do not comply with their modified payment terms based upon an interpretation of regulatory guidance communicated to the Firm by the banking regulators; this policy change resulted in an acceleration of charge-offs against the asset-specific allowance. For the six-month period ended June 30, 2012, the reduction in the formula-based allowance was primarily driven by the continuing trend of improving delinquencies and bankruptcies, which resulted in a lower level of estimated losses based on the Firm's statistical loss calculation, and by lower levels of credit card outstandings. The decrease in the formula-based allowance for the three months ended June 30, 2012 was largely related to this same continuing trend of improving delinquencies. For additional information about delinquencies in the credit card loan portfolio, see Consumer Credit Portfolio on pages 82-92 and Note 13 on pages 153-175 of this Form 10-Q."

Exhibit 99.2 - Earnings Release Financial Supplement
Mortgage Repurchase Liability, page 44

26.     Your table on page 44 shows that the outstanding repurchase demands and unresolved mortgage insurance rescission notices were flat from March 31, 2012 to June 30, 2012, but that this level represented an increase from the quarterly balances in 2011. Your table on page 44 also notes that quarterly mortgage repurchase demands received have been relatively constant around $1.5 to $1.6 billion for the last four quarters. However, the rollforward of your repurchase liability on page 44 shows that your mortgage repurchase liability decreased by $223 million during the second quarter of 2012. We also note your outlook disclosure on page 16 of the Financial Results slides, which are included as Exhibit 99.2 of your third Form 8-K filed on July 13, 2012: “[b]ased on current trends, realized repurchase losses may be offset by reserve reductions.” In both your response and your future filings, please address the following regarding this apparent inconsistency:

•	Discuss the drivers for the decrease in the repurchase liability during the second quarter of 2012 after giving consideration to the trend data noted above.

As discussed in greater detail in the Firm's letter to the Staff dated May 2, 2012, the Firm's provision for repurchase losses in each of the last six quarters (up to and including the quarter ended March 31, 2012) primarily represented changes in the estimates of the Firm's repurchase liability relating to loans that were previously sold to Fannie Mae and Freddie Mac (the “Agencies”), predominantly related to the 2005 - 2008 vintages. Such changes in estimates were primarily attributable to three factors:

1.	Ongoing changes in Agency behavior, which resulted in higher estimates of probable future repurchase demands;

2.	Increasing loss severities; and,

3.	The fact that each of the foregoing factors had generally manifested incrementally over time.

The Firm described the two-step methodology that it uses to estimate its mortgage repurchase liability in a

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letter to the Staff dated March 2, 2010. In Step 1, the Firm estimates the loss attributable to presented but unsettled repurchase demands and, in Step 2, the Firm estimates the loss attributable to probable future repurchase demands. The Firm continues to use this two-step methodology, although certain enhancements have been made in the intervening period to reflect changing facts and circumstances (e.g., in the third quarter of 2010, the Firm enhanced its process for estimating probable future repurchase demands as more fully described in the Firm's letter to the Staff dated December 20, 2010). As of June 30, 2012, the Firm believes that the model inputs and assumptions that it uses to estimate its mortgage repurchase liability, including those that it uses to estimate probable future repurchase demands and loss severities, have seasoned and stabilized. At the same time, the Firm continues to adjust its mortgage repurchase liability as calculated under the two-step methodology to take into consideration model imprecision and external factors (most significantly, continuing uncertainties about Agency behavior) that are not reflected in the factors used to perform its core calculation (i.e., Step 1 and Step 2 as described above). Based on the seasoning and stabilization of the model inputs and taking into consideration its projections regarding future uncertainty, including Agency behavior, the Firm has become increasingly confident in its ability to estimate reliably its mortgage repurchase liability. For these reasons, the Firm believes that its existing mortgage repurchase liability at June 30, 2012 is sufficient to cover probable future repurchase losses arising from loan sale and securitization transactions with the GSEs.

With respect to the Staff's observations and comments about trends in outstanding repurchase demands, and as further discussed above, the Firm's mortgage repurchase liability includes an estimate for probable future repurchase demands. Therefore, there is no direct relationship between the level of outstanding mortgage repurchase demands and the level of the Firm's mortgage repurchase liability. Notwithstanding the above, our models do predict that demands will decline in the future as mortgage delinquencies continue to improve. In addition, while demands have been relatively stable over the past four quarters, realized losses have decreased as cure rates have improved.

The Firm has included the following disclosure on page 57 of its Second Quarter Form 10-Q:

"The Firm has recognized a mortgage repurchase liability of $3.3 billion and $3.6 billion, as of June 30, 2012, and December 31, 2011, respectively. The Firm's mortgage repurchase liability is intended to cover losses associated with all loans previously sold in connection with loan sale and securitization transactions with the GSEs, regardless of when those losses occur or how they are ultimately resolved (e.g., repurchase, make-whole payment).  While uncertainties continue to exist with respect to both GSE behavior and the economic environment, the Firm believes that the model inputs and assumptions that it uses to estimate its mortgage repurchase liability are becoming increasingly seasoned and stable. Based on the seasoning and stabilization of the model inputs and taking into consideration its projections regarding future uncertainty, including Agency behavior, the Firm has become increasingly confident in its ability to estimate reliably its mortgage repurchase liability. For these reasons, the Firm believes that its existing mortgage repurchase liability at June 30, 2012 is sufficient to cover probable future repurchase losses arising from loan sale and securitization transactions with the GSEs. For additional information about the process that the Firm uses to estimate its mortgage repurchase liability and the factors it considers in connection with that process, see Mortgage repurchase liability on pages 115-118 of JPMorgan Chase's 2011 Annual Report."

The Firm has also included the following in the "2012 Business Outlook" section on page 9 of its Second Quarter Form 10-Q:

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"In Mortgage Production and Servicing, management expects continued elevated levels of repurchases of mortgages previously sold, predominantly to U.S. government-sponsored entities (“GSEs”). However, based on current trends and estimates, the existing mortgage repurchase liability is expected to be sufficient to cover such losses."

•	Discuss in greater detail the basis for your outlook statement on page 16.

The basis for the Firm's outlook statement is discussed under the first bullet point above.

•
Clearly explain the extent to which the decrease may have been caused by your modification efforts or negotiated settlements with the GSEs or your February 9, 2012 “global settlement,” providing quantification where possible.

The basis for the decrease in the Firm's repurchase liability is discussed under the first bullet point above. In summary, the Firm believes that its mortgage repurchase liability is presently sufficient to cover probable future losses on loans previously sold to the GSEs. Thus, in the second quarter of 2012, the decrease in the Firm's mortgage repurchase liability was predominantly related to the utilization of the existing mortgage repurchase liability to cover repurchase losses realized in the current period.

The Firm has not entered into any negotiated settlements with the GSEs, other than as described to the Staff in the Firm's letter dated May 2, 2012. The Firm does not believe that its efforts to modify loans in connection with the February 9, 2012 “global settlement” or the Firm's other modification programs have a direct, quantifiable effect on the Firm's mortgage repurchase liability.  Accordingly, the Firm does not explicitly consider actual or potential loan modifications in estimating its mortgage repurchase liability.

•	Discuss the interaction between the repurchase liability and related amounts included within your litigation liability and quantify any resulting impact on the reduction on the repurchase liability.

As noted above, the Firm's mortgage repurchase liability is intended to cover losses associated with all loans previously sold in connection with loan sale and securitization transactions with the GSEs, regardless of when those losses occur or how they are ultimately resolved. While the Firm's mortgage repurchase liability primarily relates to heritage JPMorgan Chase-related exposures, it also covers future repurchase demands on loans sold by Washington Mutual to the GSEs (approximately $17 million as of June 30, 2012, as disclosed on page 44 of the Firm's Earnings Release Financial Supplement), although the Firm asserts the liability remains with the FDIC.

The Firm's estimated liability related to repurchase demands associated with private-label securitizations is separately evaluated by the Firm in establishing its litigation reserves. There have been no transfers from the Firm's mortgage repurchase liability, which predominantly relates to loan sale and securitization transactions with the GSEs, to the Firm's litigation liability, which considers repurchase demands associated with private-label securitizations.

The Firm disclosed on page 39 of its First Quarter Form 10-Q that the liability related to private-label securitizations is separately evaluated by the Firm in establishing its litigation reserves, and has included the same disclosure on page 57 of its second quarter Form 10-Q.

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Form 8-K filed July 13, 2012
Exhibit 99.2 - JPMorgan Chase & Co. Presentation Slides on 2012 Second Quarter, page 1

27.     You disclose that your CIO trading losses after tax were approximately $2.7 billion, assuming a tax rate of 38%, as noted in footnote 3 on page 1. It is not clear why you are using a 38% rate in your presentation, given that your statutory rate is 35% and your effective tax rate for the quarter was 29%. Please tell us and clarify in future filings how you computed the 38% tax rate for this disclosure.

The Firm has a long-standing practice of using a single U.S.-based, blended marginal effective tax rate of 38% (“the marginal rate”) for external reporting purposes for all significant items. This marginal rate reflects the weighted average of the NY state and city (38.978%) and non-NY (35.559%) tax rates for the U.S. consolidated tax group. The Firm uses this single marginal rate because (a) it simplifies the presentation and analysis provided to senior management and investors of the tax effects of all significant items affecting the Firm and (b) often there is uncertainty at the time a significant item is disclosed regarding its ultimate tax outcome and this rate has proved to be a reasonably accurate estimate of the actual marginal tax effects associated with significant items.

The Firm enhanced its disclosures on page 8 of the Second Quarter Form 10-Q to describe its practice of using a single marginal rate and its reasons for doing so.

28.     We note in the second quarter disclosure that you had approximately $4.4 billion in losses related to your CIO trading losses and that some of these positions have been unwound. Tell us and disclose in future filings the amount of losses that were realized by the end of the period presented due to your unwinding of some of your contracts, versus losses that are yet unrealized because the positions are still open.

As noted in the second quarter disclosure, the synthetic credit portfolio held by CIO experienced net losses of approximately $4.4 billion in the three months ended June 30, 2012. During the second quarter, the Firm significantly reduced the risk in the synthetic credit portfolio. To illustrate, in net notional terms (while not a preferred measure of risk), the portfolio at June 30, 2012 had been reduced by approximately [Redacted] as compared to the portfolio as of March 31, 2012.

The concept of "realized" losses is difficult to apply in the context of derivative instruments. For cash securities, losses may become "realized" through the sale of a security. However, for derivative instruments, risk is most often closed out by entering into an offsetting contract, rather than by the termination of an existing contract. Profit and loss results are measured and analyzed by risk position rather than by individual contract, and therefore the separation of net "unrealized losses" that relate to remaining derivative contracts from net "realized losses" relating to terminated contracts would be difficult to determine and not particularly meaningful, in the Firm's view.

[Redacted]

As a more meaningful measure of the remaining risk in the synthetic credit portfolio transferred to the IB, the Firm disclosed in Recent developments on pages 10-11 of the Second Quarter Form 10-Q that

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"management's stress testing of the synthetic credit portfolio indicated that it is possible that the portion of the portfolio that was transferred to the IB could, under certain extreme, simulated scenarios, incur additional losses of between approximately $800 million and $1.7 billion."

****************

This is to acknowledge that (i) the Firm is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Firm may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or request any further information, please do not hesitate to contact me.

Very truly yours,

/s/ Douglas L Braunstein
Douglas L Braunstein
Chief Financial Officer